E:   Lou@bevilacquapllc.com

T:   202.869.0888 (ext. 100)

W:  bevilacquapllc.com

April 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mivium, Inc. 1800 Tyler Ave, S. El Monte, California 91733 File No. 024-12309 CIK: 0001952082

REQUEST FOR WITHDRAWL OF OFFERING STATEMENT ON FORM 1-A

Ladies and Gentlemen:

On behalf of our client, Mivium, Inc. (the “Company”), and pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, we hereby submit the Company’s request for the withdrawal of its Offering Statement on Form 1-A (File No. 024-12309), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2023, and qualified by the Commission on September 21, 2023. The Offering Statement relates to the public offering of the Company’s Common Stock (the “Common Stock”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that it is not in the best interest of the Company to perform an offering under Regulation A at this time. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Eric Tsai, Chief Executive Officer

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036